UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

P3 Health Partners Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

744413 105

(CUSIP Number)

Sherif Abdou, M.D.

c/o P3 Health Partners Inc.

2370 Corporate Circle, Suite 300

Henderson, NV 89074

(702) 910-3950

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 3, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 744413 105

1	NAMES OF REPORTING PERSONS NA 2021 GRAT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,626,075 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,626,075 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,626,075 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Includes 906,068 shares of Class V Common Stock and 906,068 Units of P3 Health Group, LLC being held in escrow following the business combination described below until the resolution of a dispute among the former unitholders of P3 Health Group Holdings, LLC. Dr. Abdou and his spouse serve as trustees of the NA 2021 GRAT, a grantor retained annuity trust.  Dr. Abdou may be deemed to be a beneficial owner of the securities held by the NA 2021 GRAT.

(2)

Based on information provided by the Issuer as of December 9, 2021, reflecting 41,578,890 shares of Class A Common Stock and 202,024,923 shares of Class V Common Stock of the Issuer outstanding as of such date.

CUSIP No. 744413 105

1	NAMES OF REPORTING PERSONS NA 2021 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,058,479 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,058,479 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,058,479 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Includes 287,883 shares of Class V Common Stock and 287,883 Units of P3 Health Group, LLC being held in escrow following the business combination described below until the resolution of a dispute among the former unitholders of P3 Health Group Holdings, LLC. Dr. Abdou and his spouse serve as trustees of the NA 2021 Trust, a trust for the benefit of Dr. Abdou and his children.  Dr. Abdou may be deemed to be a beneficial owner of the securities held by the NA 2021 Trust.

(2)

Based on information provided by the Issuer as of December 9, 2021, reflecting 41,578,890 shares of Class A Common Stock and 202,024,923 shares of Class V Common Stock of the Issuer outstanding as of such date.

CUSIP No. 744413 105

1	NAMES OF REPORTING PERSONS NA Charitable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,408,437 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,408,437 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,408,437 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Includes 132,571 shares of Class V Common Stock and 132,571 Units of P3 Health Group, LLC being held in escrow following the business combination described below until the resolution of a dispute among the former unitholders of P3 Health Group Holdings, LLC. Dr. Abdou, his spouse and his children serve as trustees of the NA Charitable Trust, a charitable remainder trust, of which Dr. Abdou and his spouse are beneficiaries.  Dr. Abdou may be deemed to be a beneficial owner of the securities held by the NA Charitable Trust.

(2)

Based on information provided by the Issuer as of December 9, 2021, reflecting 41,578,890 shares of Class A Common Stock and 202,024,923 shares of Class V Common Stock of the Issuer outstanding as of such date.

CUSIP No. 744413 105

1	NAMES OF REPORTING PERSONS SA 2021 GRAT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,626,075 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,626,075 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,626,075 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Includes 906,068 shares of Class V Common Stock and 906,068 Units of P3 Health Group, LLC being held in escrow following the business combination described below until the resolution of a dispute among the former unitholders of P3 Health Group Holdings, LLC. Dr. Abdou and his spouse serve as trustees of the SA 2021 GRAT, a grantor retained annuity trust.  Dr. Abdou may be deemed to be a beneficial owner of the securities held by the SA 2021 GRAT.

(2)

Based on information provided by the Issuer as of December 9, 2021, reflecting 41,578,890 shares of Class A Common Stock and 202,024,923 shares of Class V Common Stock of the Issuer outstanding as of such date.

CUSIP No. 744413 105

1	NAMES OF REPORTING PERSONS SA 2021 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,058,479 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,058,479 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,058,479 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Includes 287,883 shares of Class V Common Stock and 287,883 Units of P3 Health Group, LLC being held in escrow following the business combination described below until the resolution of a dispute among the former unitholders of P3 Health Group Holdings, LLC. Dr. Abdou and his spouse serve as trustees of the SA 2021 Trust, a trust for the benefit of Dr. Abdou and his children. Dr. Abdou may be deemed to be a beneficial owner of the securities held by the SA 2021 Trust.

(2)

Based on information provided by the Issuer as of December 9, 2021, reflecting 41,578,890 shares of Class A Common Stock and 202,024,923 shares of Class V Common Stock of the Issuer outstanding as of such date.

CUSIP No. 744413 105

1	NAMES OF REPORTING PERSONS SA Charitable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,408,437 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,408,437 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,408,437 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Includes 132,571 shares of Class V Common Stock and 132,571 Units of P3 Health Group, LLC being held in escrow following the business combination described below until the resolution of a dispute among the former unitholders of P3 Health Group Holdings, LLC. Dr. Abdou, his spouse and his children serve as trustees of the SA Charitable Trust, a charitable remainder trust, of which Dr. Abdou and his spouse are beneficiaries. Dr. Abdou may be deemed to be a beneficial owner of the securities held by the NA Charitable Trust.

(2)

Based on information provided by the Issuer as of December 9, 2021, reflecting 41,578,890 shares of Class A Common Stock and 202,024,923 shares of Class V Common Stock of the Issuer outstanding as of such date.

CUSIP No. 744413 105

1	NAMES OF REPORTING PERSONS Sherif Abdou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 28,185,982 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 28,185,982 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,185,982 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Includes 9,626,075 shares held by the NA 2021 GRAT, a grantor retained annuity trust of which Dr. Abdou and his spouse serve as trustees, 3,058,479 shares held by the NA 2021 Trust, a trust for the benefit of Dr. Abdou and his children, of which Dr. Abdou and his spouse serve as trustees, 1,408,437 shares held by the NA Charitable Trust, a charitable remainder trust of which Dr. Abdou, his spouse and his children serve as trustees, 9,626,075 shares held by the SA 2021 GRAT, a grantor retained annuity trust of which Dr. Abdou and his spouse serve as trustees, 3,058,479 shares held by the SA 2021 Trust, a trust for the benefit of Dr. Abdou and his children, of which Dr. Abdou and his spouse serve as trustees, and 1,408,437 shares held by the SA Charitable Trust, a charitable remainder trust of which Dr. Abdou, his spouse and his children serve as trustees. Dr. Abdou may be deemed to be a beneficial owner of the securities held by these trusts.  Includes 2,653,044 shares of Class V Common Stock and 2,653,044 Units of P3 Health Group, LLC being held in escrow following the business combination described below until the resolution of a dispute among the former unitholders of P3 Health Group Holdings, LLC.

(2)

Based on information provided by the Issuer as of December 9, 2021, reflecting 41,578,890 shares of Class A Common Stock and 202,024,923 shares of Class V Common Stock of the Issuer outstanding as of such date.

Item 1. Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to the Class V Common Stock, par value $0.0001 per share (“Class V Common Stock”), of P3 Health Partners Inc., a Delaware corporation (f/k/a Foresight Acquisition Corp.) (the “Issuer”). The address of the principal executive office of the Issuer is 2370 Corporate Circle, Suite 300, Henderson, NV 89074.

Item 2. Identity and Background

(a) This Statement is filed on behalf of (i) NA 2021 GRAT, (ii) NA 2021 Trust, (iii) NA Charitable Trust, (iv) SA 2021 GRAT, (v) SA 2021 Trust, (vi) SA Charitable Trust and (vii) Sherif Abdou, M.D. Each of the foregoing is referred to as a “Reporting Person” in this Statement.

(b) The address of the principal business and principal office of the Reporting Persons is c/o P3 Health Partners Inc., 2370 Corporate Circle, Suite 300, Henderson, NV 89074.

(c) Dr. Abdou is the Chief Executive Officer of the Issuer.  The other Reporting Persons are primarily involved in investment activities.  The address of the Reporting Persons is set forth in (b).

(d) During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Dr. Abdou is a citizen of the United States.  The other Reporting Persons are Nevada trusts.

Item 3. Source and Amount of Funds or Other Consideration

On December 3, 2021 (the “Closing Date”), P3 Health Partners Inc. (f/k/a Foresight Acquisition Corp. (“Foresight”)) (the “Issuer”) consummated the previously announced business combinations (the “Business Combinations”) pursuant to (1) the agreement and plan of merger, dated as of May 25, 2021 (as amended, the “Merger Agreement”), by and among Foresight, P3 Health Group Holdings, LLC, a Delaware limited liability company (“P3 Health Group Holdings”), and FAC Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of Foresight (“Merger Sub”), and (2) the transaction and combination agreement, dated as of May 25, 2021 (as amended, the “Transaction and Combination Agreement” and together with the Merger Agreement, the “Transaction Agreements”), by and among Foresight, FAC-A Merger Sub Corp., a Delaware corporation and a wholly owned subsidiary of Foresight (“Merger Corp-A”), FAC-B Merger Sub Corp., a Delaware corporation and a wholly owned subsidiary of Foresight (“Merger Corp-B” and, together with Merger Corp-A, the “Merger Corps” and each, a “Merger Corp”), CPF P3 Blocker-A, LLC, a Delaware limited liability company (“Blocker-A”), CPF P3 Blocker-B, LLC, a Delaware limited liability company (“Blocker-B” and, together with Blocker-A, the “Blockers” and each, a “Blocker”), CPF P3 Splitter, LLC, a Delaware limited liability company (“Splitter”), Chicago Pacific Founders Fund-A, L.P., a Delaware limited partnership (“Blocker A Seller”), and Chicago Pacific Founders Fund-B, L.P., a Delaware limited partnership (“Blocker B Seller” and, together with Blocker A Seller, the “Blocker Sellers” and each, a “Blocker Seller”), pursuant to which, among other things, P3 Health Group Holdings merged with and into Merger Sub (the “P3 Merger”), with Merger Sub as the surviving company, which was renamed P3 Health Group, LLC (“P3 LLC”), and the Merger Corps merged with and into the Blockers, with the Blockers as the surviving entities and wholly-owned subsidiaries of Foresight (collectively, the “Business Combinations”). Upon completion of the Business Combinations (the “Closing”), the Issuer and P3 LLC were organized in an “Up-C” structure in which all of the P3 LLC operating subsidiaries are held directly or indirectly by P3 LLC, and the Issuer directly owned approximately 17.1% of P3 LLC and became the sole manager of P3 LLC. In connection with the closing of the Business Combination, the Issuer changed its name from Foresight Acquisition Corp. to P3 Health Partners Inc. (i.e., the Issuer).

These securities were acquired by the Reporting Persons in connection with the Business Combination. The Business Combination closed on December 3, 2021 (the “Closing Date”). Pursuant to the terms of the Merger Agreement, on the Closing Date, the Reporting Persons received an aggregate of 25,532,938 shares of Class V Common Stock and an aggregate of 25,532,938  units of P3 LLC (“P3 LLC Units”). Class V Common Stock represents non-economic voting stock of the Issuer.  In addition, an aggregate of 2,653,044 shares of Class V Common Stock and an aggregate of 2,653,044 P3 LLC Units are being held in escrow following the Closing until the resolution of a dispute among the former unitholders of P3 Health Group Holdings, as described below.

The P3 LLC Units are redeemable at any time by the Reporting Persons for, at the election of the Issuer, newly-issued Class A Common Stock on a one-for-one basis or a cash payment equal to the volume weighted average market price of one share of Class A Common Stock for each P3 LLC Unit redeemed. Upon the redemption of any P3 LLC Units, a number of shares of Class V Common Stock equal to the number of P3 LLC Units that are redeemed will be cancelled by the Issuer for no consideration.

The description of the Merger Agreement contained in this Item 3 is not intended to be complete and is qualified in its entirety by reference to such agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Item 4. Purpose of Transaction

The information set forth in Items 2 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Persons hold the Class V Common Stock for investment purposes. Depending on market conditions and other factors (including evaluation of the Issuer’s businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), the Reporting Persons may from time to time acquire additional securities of the Issuer or dispose of all or a portion of their investment in the Issuer.

Except as set forth in the preceding paragraph and in Item 6 of this Statement, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in any of the transactions enumerated in sub items (a) through (j) of the instructions to Item 4 of Statement.

Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

Item 5. Interest in Securities of the Issuer

(a) and (b) The percentage of beneficial ownership in this Schedule 13D is based on an aggregate of 41,578,890 shares of Class A Common Stock and 202,024.923 shares of Class V Common Stock (including shares being held in escrow following the business combination until the resolution of a dispute among the former unitholders of P3 Health Group Holdings) outstanding as of December 9, 2021, based on information furnished by the Issuer. Class A Common Stock and Class V Common Stock vote together on the election of directors to the Issuer’s board as a single class.

The aggregate number of shares of Class V Common Stock beneficially owned by the Reporting Persons and, for the Reporting Persons, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Statement and are incorporated herein by reference.

NA 2021 GRAT is the direct beneficial owner of 9,626,075 shares of Class V Common Stock and 9,626,075 P3 LLC Units (including 906,068 shares of Class V Common Stock and 906,068 P3 LLC Units held in escrow).  Dr. Abdou and his spouse serve as trustees of the NA 2021 GRAT, a grantor retained annuity trust.

NA 2021 Trust is the direct beneficial owner of 3,058,379 shares of Class V Common Stock and 3,058,379 P3 LLC Units (including 287,883 shares of Class V Common Stock and 287,883 P3 LLC Units held in escrow).  Dr. Abdou and his spouse serve as trustees of the NA 2021 Trust, a trust for the benefit of Dr. Abdou and his children.

NA Charitable Trust is the direct beneficial owner of 1,408,437 shares of Class V Common Stock and 1,408,437 P3 LLC Units (including 132,571 shares of Class V Common Stock and 132,571 P3 LLC Units held in escrow).  Dr. Abdou, his spouse and his children serve as trustees of the NA Charitable Trust, a charitable remainder trust, of which Dr. Abdou and his spouse are beneficiaries.

SA 2021 GRAT is the direct beneficial owner of 9,626,075 shares of Class V Common Stock and 9,626,075 P3 LLC Units (including 906,068 shares of Class V Common Stock and 906,068 P3 LLC Units held in escrow).  Dr. Abdou and his spouse serve as trustees of the SA 2021 GRAT, a grantor retained annuity trust.

SA 2021 Trust is the direct beneficial owner of 3,058,379 shares of Class V Common Stock and 3,058,379 P3 LLC Units (including 287,883 shares of Class V Common Stock and 287,883 P3 LLC Units held in escrow).  Dr. Abdou and his spouse serve as trustees of the SA 2021 Trust, a trust for the benefit of Dr. Abdou and his children.

SA Charitable Trust is the direct beneficial owner of 1,408,437 shares of Class V Common Stock and 1,408,437 P3 LLC Units (including 132,571 shares of Class V Common Stock and 132,571 P3 LLC Units held in escrow).  Dr. Abdou, his spouse and his children serve as trustees of the SA Charitable Trust, a charitable remainder trust, of which Dr. Abdou and his spouse are beneficiaries.

(c) Except as set forth in this Statement, none of the Reporting Persons has effected any transactions in the Class V Common Stock during the past 60 days.

(d) Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Class V Common Stock or the P3 LLC Units reported by this Statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated by reference herein.

Class V Common Stock and the Issuer’s Certificate of Incorporation

Pursuant to the terms of the Issuer’s amended and restated certificate of incorporation, shares of Class V Common Stock provide no economic rights in the Issuer to the holder thereof. However, each holder of Class V Common Stock is entitled to one vote for each share of Class V Common Stock held of record by such holder on all matters on which stockholders generally or holders of Class V Common Stock as a separate class are entitled to vote (whether voting separately as a class or together with one or more classes of the Issuer’s capital stock). Holders of Class V Common Stock will vote together with holders of Class A Common Stock on all matters presented to the Issuer’s stockholders for their vote or approval.

P3 LLC A&R LLC Agreement

At the Closing, the Issuer, P3 LLC and the P3 Equityholders (including the Reporting Persons) entered into the Amended and Restated Limited Liability Agreement (the “P3 LLC A&R LLC Agreement”). Among other things, the P3 LLC A&R LLC Agreement: (i) contains restrictions on transfers of Common Units; and (ii) provides for exchanges of Common Units (and the surrender and cancellation of a corresponding number of shares of Class V Common Stock) for Class A Common Stock of the Issuer.

Transfer Restrictions

The P3 LLC A&R LLC Agreement generally will not permit transfers of P3 LLC Units by members, except for transfers to permitted transferees, transfers pursuant to the participation right described below and other limited exceptions. The P3 LLC A&R LLC Agreement may impose additional restrictions on transfers (including on exchanges of P3 LLC Units and Class V Common Stock for Class A Common Stock) that are necessary or advisable so that P3 LLC is not treated as a “publicly traded partnership” for U.S. federal income tax purposes. In the event of a permitted transfer under the P3 LLC A&R LLC Agreement, the transferring member will be required to simultaneously transfer shares of Class V Common Stock held by such transferring member to such transferee equal to the number of P3 LLC Units that were transferred to such transferee in such permitted transfer.

The P3 LLC A&R LLC Agreement will permit holders of P3 LLC Units to participate in a tender offer, share exchange offer, issuer bid, take-over bid, recapitalization or similar transaction with respect to Class A Common Stock that is approved by our board of directors by delivering a participation redemption notice, which shall be effective immediately prior to, and contingent upon, the consummation of such transaction.

Permitted transferees of P3 LLC Units will be required to assume all of the obligations of a transferring member with respect to the transferred P3 LLC Units by executing a joinder to the P3 LLC A&R LLC Agreement, and such transferee shall be bound by any limitations and obligations under the P3 LLC A&R LLC Agreement.

Exchange of Common Units for Class A Common Stock

The P3 LLC A&R LLC Agreement provides a redemption right to the members of P3 LLC (other than the Issuer and its subsidiaries) which will entitle them to have their P3 LLC Units redeemed for, at the Issuer’s election, newly-issued shares of Class A Common Stock on a one-for-one basis, or a cash payment equal to the volume weighted average market price of one share of Class A Common Stock for each P3 LLC Unit so redeemed. As holders of P3 LLC Units exercise their redemption rights, the Issuer’s economic interest in P3 LLC will be correspondingly increased and the number of shares of Class V Common Stock outstanding will be correspondingly reduced.

Each member’s (other than the Issuer and its subsidiaries) redemption rights will be subject to certain customary limitations, including the expiration of any contractual lock-up period relating to the shares of Class A Common Stock that may be applicable to such member, and may be conditioned on the closing of an underwritten distribution of the shares of Class A Common Stock that may be issued in connection with such proposed redemption.

Whether by redemption or exchange, the Issuer is obligated to ensure that at all times the number of P3 LLC Units that the Issuer owns equals the number of outstanding shares of Class A Common Stock (subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities).

Registrations Rights and Lock-Up Agreement

At the Closing, the Sponsors, the Blocker Sellers, certain P3 Equityholders, Brian Gamache, John Svoboda and Robert Zimmerman (collectively, the “Holders”), Foresight Sponsor Group, LLC, FA Co-Investment LLC and the Issuer entered into a Registration Rights and Lock-Up Agreement (the “Registration Rights and Lock-Up Agreement”). The Registration Rights and Lock-Up Agreement will (i) amend, restate and replace the registration rights agreement entered into by the Issuer with the Sponsors, Brian Gamache, John Svoboda and Robert Zimmerman on February 9, 2021, and (ii) provide registration rights to the Holders pursuant to which the Issuer will be required to file a shelf registration statement to register the resale shares of Class A Common Stock or any other equity security held by the Holders upon the Closing, including the shares of Class A Common Stock issuable upon the future exchange of P3 LLC Units and shares of Class V Common Stock by such Holders, and the Private Placement Units and Working Capital Units (including the Foresight Warrants and Class A Common Stock included therein and the Class A Common Stock issuable upon exercise of the Foresight Warrants included therein), in each case held by them upon the Closing (collectively, “Registrable Securities”).

In addition, subject to certain requirements and customary conditions, the Holders may demand, at any time or from time to time, that the Issuer file a shelf registration statement on Form S-3, or if Form S-3 is not available, a Form S-1 to register the Registrable Securities held by such Holders. The Registration Rights and Lock-Up Agreement will also provide the Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

Subject to certain exceptions, the Registration Rights and Lock-Up Agreement further provides for the Class A Common Stock, the Class V Common Stock and the Class A Common Stock issuable upon the future exchange of P3 LLC Units and shares of Class V Common Stock held by the P3 Equityholders and the Blocker Sellers after the Closing to be locked-up for a period of six months following the Closing, while the Class A Common Stock received by the Sponsors upon conversion of the Class B Common Stock on the Closing Date will be locked-up for a period of one year following the Closing, subject to earlier release upon (i) the date on which the last reported sale price of the Class A Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-day trading period commencing at least 150 days after the Closing or (ii) the date on which the Issuer completes a liquidation, merger, capital stock exchange or other similar transaction after the Closing that results in all of the Issuer’s stockholders having the right to exchange their shares of Class A Common Stock for cash, securities or other property. The Private Placement Units, including the Private Placement Warrants and Class A Common Stock issuable upon exercise of the Private Placement Warrants will be locked-up for a period of thirty days following the Closing.

Except as set forth in the Registration Rights and Lock-Up Agreement, the Issuer will be required to bear all expenses incurred in connection with the filing of any such registration statements and any such offerings, other than underwriting discounts and commissions on the sale of Registrable Securities, brokerage fees, underwriter marketing costs and, except as specified in the Registration Rights and Lock-Up Agreement, the fees and expenses of counsel to holders of Registrable Securities. The Registration Rights and Lock-Up Agreement also will include customary provisions regarding indemnification and contribution.

Tax Receivable Agreement

In connection with the Business Combinations, the Issuer entered into the Tax Receivable Agreement with certain of the P3 Equityholders and P3 LLC (the “Tax Receivable Agreement”). The Tax Receivable Agreement provides for the payment by the Issuer to the P3 Equityholders of 85% of the amount of tax benefits, if any, that the Issuer actually realizes, or in some circumstances is deemed to realize, as a result of the transactions described above, including tax benefits attributable to payments made under the Tax Receivable Agreement (such as deductions attributable to imputed interest deemed paid pursuant to the Tax Receivable Agreement). P3 LLC will have in effect an election under Section 754 of the Code effective for each taxable year in which a redemption or exchange of P3 LLC Units for shares of Class A Common Stock or cash occurs. These Tax Receivable Agreement payments are not conditioned upon any continued ownership interest in either P3 LLC or the Issuer by the P3 Equityholders. The rights of the P3 Equityholders under the Tax Receivable Agreement are assignable to transferees, including transferees of the P3 LLC Units (other than us or P3 LLC as transferee pursuant to subsequent redemptions or exchanges of the transferred P3 LLC Units). We expect to benefit from the remaining 15% of tax benefits, if any, that the Issuer may actually realize.

Escrow Agreement

On December 3, 2021, the issuer entered into an escrow agreement (the “Escrow Agreement”) among the Issuer, P3 Health Group Holdings, P3 LLC, Hudson Vegas Investment SPV, LLC (“Hudson”), Mary Tolan and Sherif Abdou (the “Unitholder Representatives”) and PNC Bank, N.A. (“Escrow Agent”). Pursuant to the Escrow Agreement, certain of the consideration for the Business Combinations was set aside in an escrow until resolution of the disputes described below.

At Closing, (i) cash, certain P3 LLC Units, shares of Class V Common Stock and Class A Common Stock were placed in escrow, to be allocated upon resolution of the dispute regarding the Class D purchase option (the “Class D Dispute”), and (ii) certain members of P3 LLC (the “Contributing P3 Equityholders”) contributed cash, and Hudson contributed P3 LLC Units and shares of Class V Common Stock, into escrow, to be allocated upon resolution of a dispute regarding Hudson’s right to a preference on the cash portion of the Merger consideration (the “Cash Preference Dispute”). If the Class D Dispute is (i) resolved in favor of Hudson, Hudson will receive cash, the P3 LLC Units and shares of Class V Common Stock escrowed for the Class D Dispute and the shares of Class A Common Stock escrowed for the Class D Dispute will be retired or (ii) resolved in favor of the former members of P3 Health Group Holdings (other than Hudson), the former members of P3 Health Group Holdings (including Hudson) will receive cash, the P3 LLC Units and Class V Common Stock or shares of Class A Common Stock, as applicable, escrowed for the Class D Dispute. If the Cash Preference Dispute is (i) resolved in favor of Hudson, the Contributing P3 Equityholders will receive the P3 LLC Units and shares of Class V Common Stock escrowed for the Cash Preference Dispute or shares of Class A Common Stock, as applicable, and Hudson will receive cash, or

(ii) resolved in favor of the former members of P3 Health Group Holdings (other than Hudson), Hudson will receive the P3 LLC Units and shares of Class V Common Stock escrowed for the Cash Preference Dispute and the Contributing P3 Equityholders will receive cash.

In the Escrow Agreement, the parties authorized the Unitholder Representatives to direct the voting power of any of the securities in escrow, as applicable, on any matter put to a vote of the applicable securityholders in accordance with the proportional vote totals that such matter received by all voting securities other than those in escrow.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement among the Reporting Persons, dated December 13, 2021.

Exhibit 2

Agreement and Plan of Merger, dated as of May 25, 2021, by and between Foresight, P3 Health Group Holdings, LLC, FAC Merger Sub LLC (incorporated by reference to Exhibit 2.1 to the registrant’s Current Report on Form 8-K filed on June 1, 2021).

Exhibit 3

Amended and Restated Limited Liability Agreement, dated as of December 3, 2021, by and among the Issuer, P3 Health Group, LLC and the P3 Equityholders (incorporated by reference to Exhibit 10.5 of the Issuer’s Current Report on Form 8-K filed on December 9, 2021).

Exhibit 4

Registration Rights and Lock-Up Agreement, dated as of December 3, 2021, by and among the Issuer, Foresight Sponsor Group, LLC, FA Co-Investment LLC and the P3 Equityholders party thereto (incorporated by reference to Exhibit 10.4 of the Issuer’s Current Report on Form 8-K filed on December 9, 2021).

Exhibit 5

Tax Receivable Agreement, dated as of December 3, 2021, by and among the Issuer, P3 Health Group, LLC and the Members thereto (incorporated by reference to Exhibit 10.6 of the Issuer’s Current Report on Form 8-K filed on December 9, 2021).

Exhibit 6

Escrow Agreement, dated as of December 3, 2021, by and among the Issuer, P3 Health Group Holdings, LLC, P3 Health Group LLC, Hudson Vegas Investment SPV, LLC, Mary Tolan and Sherif Abdou, as unitholder representatives and PNC Bank, N.A (incorporated by reference to Exhibit 10.18 of the Issuer’s Current Report on Form 8-K filed on December 9, 2021).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2021

NA 2021 GRAT

/s/ Sherif Abdou
Name: Sherif Abdou, M.D.
Title: Trustee

NA 2021 TRUST

/s/ Sherif Abdou
Name: Sherif Abdou, M.D.
Title: Trustee

NA CHARITABLE TRUST

/s/ Sherif Abdou
Name: Sherif Abdou, M.D.
Title: Trustee

SA 2021 GRAT

/s/ Sherif Abdou
Name: Sherif Abdou, M.D.
Title: Trustee

SA 2021 TRUST

/s/ Sherif Abdou
Name: Sherif Abdou, M.D.
Title: Trustee

SA CHARITABLE TRUST

/s/ Sherif Abdou
Name: Sherif Abdou, M.D.
Title: Trustee

/s/ Sherif Abdou
Sherif Abdou, M.D.